Filed pursuant to Rule 433

Registration Statement No. 333-178546

October 21, 2014

Relating to Preliminary Prospectus Supplement

dated October 21, 2014

Republic of Colombia

Final Pricing Term Sheet

Reopening of 5.625% Global Bonds due 2044

Issuer:	Republic of Colombia

Transaction:	5.625% Global Bonds due 2044

Expected Issue Ratings*:	Baa2 / BBB / BBB

Format:	SEC Registered

Issue and Payment Currency:	U.S. dollars

Principal Amount:	U.S.$500,000,000 (brings total size to U.S.$2,500,000,000)

Reopening:	The bonds constitute a further issuance of, and will form a single series with, the U.S.$2,000,000,000 aggregate principal amount of the Republic’s 5.625% Global Bonds due 2044 issued on January 28, 2014.

Pricing Date:	October 21, 2014

Settlement Date:	October 28, 2014 (T+5)

Make-Whole Call:	Prior to August 26, 2043 at a discount rate of Treasury Yield plus 30 basis points

Par Call:	On and after August 26, 2043 (six months before the maturity date) redeemable at 100%

Maturity Date:	February 26, 2044

Interest Payment Dates:	February 26 and August 26 of each year, commencing February 26, 2015, to the holders of record on February 11 and August 11 preceding each payment date.

Benchmark Treasury:	3.375% UST due May 15, 2044

Benchmark Treasury Yield:	2.998%

Spread to Benchmark Treasury:	+185 bps

Reoffer Yield**:	4.848%

Coupon:	5.625%

Price to public:	111.991%, not including accrued interest

Net Proceeds (before expenses) to Issuer:	U.S.$563,548,750.00, which includes accrued interest totaling U.S.$4,843,750.00 from August 26, 2014 to October 28, 2014 plus accrued interest, if any, from October 28, 2014

Day Count:	30/360

Denominations:	U.S.$200,000 and increments of U.S.$1,000 in excess thereof

Listing and Trading:	Application has been made to list the Global Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market.

Bookrunners:	Citigroup Global Markets Inc. Goldman, Sachs & Co.

Preliminary Prospectus Supplement:	http://www.sec.gov/Archives/edgar/data/917142/000119312514376961/d807296d424b3.htm

Clearing:	DTC

CUSIP/ISIN:	195325 BR5 / US195325BR53

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**	Reoffer yield to par call on August 26, 2043.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at +1 (800) 831-9146 or Goldman, Sachs & Co. toll-free at +1 (866) 471-2526.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.